亞洲水泥股份有限公司
ASIA CEMENT CORPORATION



31ST FLOOR, TAIPEI METRO TOWER, 207, TUN HWA SOUTH ROAD, SEC. 2, TAIPEI, TAIWAN, R. O. C.
TELEX: 11309 JEEP CABLE: ASIACEMENT TAIPEI
FAX NO: (02) 3780576 TEL: (02) 7338000

RULE12G3-2(B)EXEMPTION NO:82-3385

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 30
450 FIFTH STREET,
WASHINGTON, DC 2



03024149

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-5 71-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

FAR EASTERN INTERNATIONAL BANK
台北市襄陽路1號5樓
TAIPEI, TAIWAN, R.O.C
FAX:2361-1339

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

JUNE 15, 2003

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of May 2003.
2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of May 2003.

Yours faithfully,

dlw 6/30 Herman Wang

Herman M. Wang
Assistant Manager of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE 、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2003.

UNIT:NT$(THOUSAND)

ITEM	MONTH	2003	2002	INCREASE OR (DECREASE)	%
INVOICES AMOUNT	May.	653,229	833,552	-180,323	-21.63%
	Jan. TO May.	3,333,215	4,468,382	-1,135,167	-25.40%
NET SALES AMOUNT	May.	811,304	927,622	-116,318	-12.54%
	Jan. TO May.	3,938,271	4,621,013	-682,742	-14.77%
GUARANTEES OF NOTES	May.	5,798,960	6,221,521	-422,561	-6.79%
GUARANTEES OF NOTES(SUBSIDIARIES)	May.	4,555,773	-	-	-

HE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

HE UPPER LIMITATION OF LOAN TO OTHERS IS 17,938,380THOUSAND.